82-34648

Sam's Seafood Holdings limited

(ABN 45 098 448 269)

Office Address: 15 Hercules St, Hamilton, Qld 4007, Australia
Postal Address: PO Box 393 Hamilton, Qld 4007, Australia
Telephone: 61-7-3633 4700 Fax: 61-7-3268 5231 Email: ken@sams.com.au


03024312

SUPPL

03 JUL -3 AM 7:21

25/06/2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC, 20549
United States of America

Dear Sir/Madam,

RE: SAM'S SEAFOOD HOLDINGS LIMITED – File Number: ~~82-34649~~

Please refer to the attached Market Announcements that we have disclosed to the Australian Stock Exchange on 25 June 2003 for your reference pursuant to Section 12g3-2(b) file number 82-34649.

Should you have any questions in relation to the above, please do not hesitate to contact me.

Yours sincerely,

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

Ken Situ
Company Secretary
Sam's Seafood Holdings Limited

7/9

SAM'S SEAFOOD HOLDINGS LIMITED

15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

25 June 2003

The Australian Stock Exchange Limited
Company Announcement Office

ASX ANNOUNCEMENT

TOP TWENTY SHAREHOLDERS

CONVERTING PREFERENCE FULLY PAID

	NAME	QUANTITY	% OF TOTAL HOLDINGS
1	PERMANENT TRUSTEE AUSTRALIA LIMITED	100000	4.53
2	HAMPTON PTY LTD	62500	2.83
3	IMTWOOL PTY LTD	37500	1.69
4	SHANMOUNT PTY LTD	37500	1.69
5	BRAIDON PTY LTD	25000	1.13
6	MR DAVID MACKEY & MS ALISON MOORE	25000	1.13
7	NEJEKA PTY LIMITED	25000	1.13
8	TRUST COMPANY SUPERANNUATION SERVICES LTD	25000	1.13
9	MR ROSS MARTIN	17500	.79
10	MRS WINIFRED GARRAN	15000	.67
11	MS ROSEMARY HAVILL NORMAN	15000	.67
12	MR ALBERT VICTOR ONZEN	14000	.63
13	ROSS SECURITIES PTY LTD	13000	.58
14	MR GEOFFREY CORNWALL & MRS RUTH ANN FLASHMAN	12500	.56
15	FAVCO (QLD) STAFF SUPER P/L <FAVCO (QLD) STAFF SUPER A/C>	12500	.56
16	FPS SUPER PTY LTD	12500	.56
17	MR PETER JAMES HARDY & MRS LYNETTE CATHERINE HARDY	12500	.56
18	MAYO SUPERANNUATION PTY LTD	12500	.56
19	MRS CAROLYN SUE PALMER	12500	.56
20	WESTGLADE PTY LIMITED	12500	.56
	TOTAL	499500	22.62



Ken Situ
Company Secretary

SAM'S SEAFOOD HOLDINGS LIMITED
15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

25 June 2003

The Australian Stock Exchange Limited
Company Announcement Office

ASX ANNOUNCEMENT

COMPLETION OF CAPITAL RAISING

The Board of Directors of Sam's Seafood Holdings Limited ("the Company") is pleased to announce that the Company has successfully raised $8,829,400 by issuing 2,207,350 Converting Preference Shares at $4.00.

The Directors intend to apply the proceeds from the issue to fund the Company's continuing expansion in the domestic and international seafood markets. This Company is currently embarking on an aggressive sales and marketing campaign of its seafood products throughout the United States, United Kingdom and other areas of Europe, as well as taking advantage of local acquisition opportunities as and when they present themselves.

The Converting Preference Shares are expected to be quoted on ASX on July 2003 under the security code of "SSSPA".



Ken Situ
Company Secretary

SAM'S SEAFOOD HOLDINGS LIMITED
15 Hercules Street, Hamilton, Qld 4116
PO Box 393, Brisbane 4007
Phone: 07 3633 4700, Fax: 07 3268 5231
ABN: 45 098 448 269
E-Mail: info@sams.com.au

25 June 2003

The Australian Stock Exchange Limited
Company Announcement Office

ASX ANNOUNCEMENT

DISTRIBUTION SCHEDULE

CONVERTING PREFERENCE FULLY PAID

RANGE	MEMBERS NUMBERS	MEMBERS PERCENT	QUANTITY	PERCENT
INDIVIDUALS				
1 - 1000	119	21.52	99500	6.58
1001 - 5000	387	69.98	968850	64.03
5001 - 10000	33	5.97	248000	16.39
10001 - 100000	14	2.53	196750	13.00
100001 -99999999				
TOTAL INDIVIDUALS	553	100.00	1513100	100.00
COMPANIES				
1 - 1000	12	10.61	11500	1.65
1001 - 5000	76	67.25	224750	32.37
5001 - 10000	15	13.27	107500	15.48
10001 - 100000	10	8.84	350500	50.48
100001 -99999999				
TOTAL COMPANIES	113	100.00	694250	100.00
GRAND TOTALS				
1 - 1000	131	19.66	111000	5.02
1001 - 5000	463	69.51	1193600	54.07
5001 - 10000	48	7.20	355500	16.10
10001 - 100000	24	3.60	547250	24.79
100001 -99999999				
ALL RANGES	666	100.00	2207350	100.00



Ken Situ
Company Secretary